VF 4-30-03

SECURITIE ‖‖‖‖‖‖‖‖‖‖ SION

03015880

ANNUAL A__ RT

FORM X-17A-5
PART III

SEC FILE NUMBER

8- 42095

FACING PAGE
..equired of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1700 Pacific Avenue, Suite 1700

(No. and Street)

| Dallas | TX | 75201 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel P. Son   214-765-1100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – if individual, state last, first, middle name)

RECD S.E.C.

MAR 3 1 2003

856

| 2121 San Jacinto, 15th Floor | Dallas | TX | 75201 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
MAR 3 1 2003

FOR OFFICIAL USE ONLY

PROCESSED

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAY 01 2003

THOMSON
FINANCIAL

SEC 1410 (06-02)

AUDITED STATEMENT OF FINANCIAL CONDITON AND SUPPLEMENTAL INFORMATION

December 31, 2002

PENSON FINANCIAL SERVICES, INC.

(Non-Confidential Pursuant to Rule 17a-5(e)(3))

1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

Daniel P. Son
President
Penson Financial Services, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, Texas 75201

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Penson Financial Services, Inc.

Audited Statement of Financial Condition
and Supplemental Information

December 31, 2002

Contents

Report of Independent Auditors

Stockholders and Board of Directors
Penson Financial Services, Inc.

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), a wholly owned subsidiary of SAH, Inc., as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Penson Financial Services, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Ernst + Young LLP

March 24, 2003

Penson Financial Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 15,031,404
Cash and securities segregated under federal and other regulations	70,023,155
Securities purchased under agreements to resell segregated under federal and other regulations	274,420,000
Receivable from broker-dealers and clearing organizations	29,959,297
Receivable from customers and noncustomers, net of allowance of $11,258,838	245,412,471
Receivable from correspondents	20,839,352
Securities borrowed	141,502,400
Securities owned, at market value	6,962,491
Deposits with clearing organizations	32,810,589
Loans receivable from correspondents, net of allowance of $2,440,162	1,783,994
Property and equipment, less accumulated depreciation of $9,574,098	6,015,599
Other assets	1,642,691
Total assets	$846,403,443

Liabilities and Stockholder's Equity

Payable to broker-dealers and clearing organizations	$ 9,270,683
Payable to customers and noncustomers	483,907,422
Payable to correspondents	39,581,570
Securities loaned	185,303,640
Firm loans payable to banks	30,006,296
Customer loans payable to banks	50,382,000
Accounts payable, accrued expenses and other liabilities	16,139,622
Total liabilities	814,591,233

Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	40,044,931
Retained earnings	13,686,817
Due from affiliate	(21,920,538)
Total stockholder's equity	31,812,210
Total liabilities and stockholder's equity	$846,403,443

See accompanying notes.

Penson Financial Services, Inc.

Notes to Statement of Financial Condition (continued)

1. Organization and Nature of Business

Penson Financial Services, Inc. (the Company), a North Carolina corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAH, Inc. (Parent) which in turn is a wholly owned subsidiary of SAI Holdings, Inc. (SAI). SAI is a wholly owned subsidiary of Penson Worldwide, Inc. (PWW).

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded at market value on a trade-date basis. Customer securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2002 without material adverse effect on the Company's financial condition.

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

In the normal course of business, the Company has securities on margin and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained and had available securities with a fair value of approximately $395,270,000 on such terms, of which approximately $258,161,000 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

0211-0356652

2. Summary of Significant Accounting Policies (continued)

Taxation

The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes,* to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit.

The Company is included in the consolidated federal and state tax returns filed by PWW. The Company calculated its tax benefit on a stand-alone basis, at the maximum federal rate of 35%. PWW is able to utilize this tax benefit as the consolidated entity.

Property and Equipment

Property and equipment are stated at cost and consist primarily of purchased software of $8,189,268 and furniture and equipment of $7,400,429. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years.

Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Penson Financial Services, Inc.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Loans Receivable from Correspondents

Loans receivable from correspondents represents unsecured or partially secured loans made by the Company to correspondents or to companies related to correspondents. Some of these loans receivable are a result of the terms of litigation settlements. In accordance with the loan agreements, the Company generally collects the payment on the loans through withholding correspondent commissions payable. In determining the collectibility of these loans, management of the Company has considered the correspondents deposits held under standard correspondent clearing agreements and assets pledged as collateral for these loans.

In accordance with the loan agreements, these loans accrue interest at variable rates. The loans are payable in installments as defined in the loan agreements.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables from customers and correspondents. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance at December 31, 2002 was approximately $13,699,000. Of this amount, approximately $9,020,000 was related to one correspondent.

Purchased Software

The Company expenses or capitalizes, as appropriate, purchased software in accordance with the Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed." All qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized. Costs incurred during the preliminary project stage, post-implementation stage and operation stage are expensed as incurred. Capitalized costs are amortized over the expected service life of the related software, generally three to five years, and are included in property and equipment on the statement of financial condition. The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows. As of December 31, 2002, the Company had unamortized computer software costs of approximately $2,932,000.

5

0211-0366652

Penson Financial Services, Inc.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Segregated Assets

Cash and securities segregated under federal and other regulations and securities purchased under agreements to resell segregated under federal and other regulations of approximately $355,342,010 were required to be segregated in special reserve bank accounts as of January 3, 2003 for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2002 approximately $340,537,000 was segregated. An additional deposit of approximately $25,000,000 was made on January 3, 2003 to satisfy this requirement.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 9,798,911	$ 5,502,047
Receivable from/payable to clearing organizations	20,160,386	3,768,636
	$ 29,959,297	$ 9,270,683

5. Receivable from Customers and Noncustomers

Accounts receivable from customers and noncustomers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

0211-0366652

Penson Financial Services, Inc.

Notes to Statement of Financial Condition (continued)

6. Securities Owned

Securities owned consist of equity investments made in privately held organizations, publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days as follows:

	Market Value
Private equity investments	$ 26,343
Publicly traded equities	532,954
Government securities	1,997,180
Certificates of deposit	4,406,014
Total	$ 6,962,491

7. Payable to Banks

As of December 31, 2002, the Company's short-term bank loans consist of five lines of credit. Three of the lines of credit permit the Company to borrow in aggregate up to $100,000,000 of which $71,112,000 was outstanding at December 31, 2002. The fourth and fifth lines of credit have no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company had a total of $80,388,296 outstanding at December 31, 2002, under its five existing lines of credit recorded in firm loans payable to banks and customer loans payable to banks in the statement of financial condition. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which approximated 2.0% at December 31, 2002. They are secured by customers' securities on margin and noncustomer securities, and are repayable on demand.

8. Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

7

0211-0366652

8. Taxes (continued)

Deferred income taxes consisted of the following:

Deferred tax liabilities:	
Fixed assets	$ (164,178)
Prepaid assets	(50,743)
Total deferred tax liabilities	(214,921)
Deferred tax asset:	
Bad debt reserve	5,116,290
Total deferred tax asset, net	$ 4,901,369

The Company is included in the consolidated federal and state tax returns filed by PWW. Therefore, the deferred tax asset is included in due from affiliate as of December 31, 2002. No valuation allowance at December 31, 2002 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWW.

9. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

9. Financial Instruments with Off-Balance-Sheet Risk (continued)

Securities purchased under agreements to resell are collateralized by U.S. Government or U.S. Government-guaranteed securities. The Company generally has such securities deposited in an account designated for the exclusive benefit of the Company's customers. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying contract amount. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the contract amount of the receivable. At December 31, 2002, the Company holds approximately $271,955,000 in U.S. Treasuries as collateral, which guarantees performance by the counterparties with regard to the reverse repurchase agreements.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

10. Transactions with Related Parties

The Company pays its Parent a management fee that is negotiated between the Company and its Parent. At December 31, 2002, approximately $145,000 in management fees is included in accounts payable, accrued expenses and other liabilities.

Included in receivable from correspondents is approximately $14,300,000 of receivables from Service Asset Management Company (SAMCO), an entity affiliated through common ownership, for inventory financed by the Company. These receivables are fully collateralized by various government and corporate securities. Included in payable to broker-dealers and clearing organizations are payables of approximately $3,095,000 to SAMCO and their related entities.

10. Transactions with Related Parties (continued)

During the year, the Company purchased approximately $1,871,000 of property and equipment from SAMCO at net book value.

At December 31, 2002, the Company had a receivable of $21,920,538 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. SAI does not have operations and its ability to repay this receivable is dependent upon the Company being able to pay dividends. This amount is recorded as contra-equity in the statement of financial condition. This balance was reduced by $4,125,000 subsequent to December 31, 2002 (see Note 14).

Included in due from affiliate of $21,920,538 are notes receivable with an estimated fair value of approximately $2,724,000 (principal amount of $3,424,433) from one of its correspondents to SAI. SAI subsequently transferred these notes to another subsidiary which forgave the indebtedness to the correspondent in exchange for rights to certain technology owned by that correspondent.

11. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

12. Commitments and Contingencies

The Company leases furniture and equipment under a capital lease and leases office space and certain other furniture and equipment under operating leases.

0211-0366652

12. Commitments and Contingencies (continued)

Minimum noncancelable lease payments required under operating and capital leases for the years subsequent to December 31, 2002, are as follows:

	Capital Leases	Operating Leases
2003	$ 534,840	$ 1,743,709
2004	534,840	1,775,187
2005	178,280	1,352,237
2006	–	1,142,418
2007 and thereafter	–	2,187,506
Total	$ 1,247,960	$ 8,201,057

During 2002, the Company entered into a sale-leaseback transaction accounted for as a capital lease. At December 31, 2002, $1,117,966 of property and equipment is covered under this capital lease. The obligation related to assets recorded under the capital lease totals $1,134,284, which is included in accounts payable, accrued expenses, and other liabilities.

During 2002, the Company entered into two sale-leaseback transactions accounted for as operating leases for 30 and 36 months respectively, generating proceeds of $1,562,694 for a like amount of furniture and equipment that was sold at net book value. At December 31, 2002, the Company is obligated for $1,484,111 in future minimum lease payments in connection with these sale-leaseback transactions.

The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material impact on the Company's financial condition.

Penson Financial Services, Inc.

Notes to Statement of Financial Condition (continued)

13. Net Capital Requirements and Amounts Segregated Under Federal and Other Regulations

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2002, the Company had net capital of $21,091,286 and was $14,719,531 in excess of its required net capital of $6,371,755.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB Calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2002, the Company had a reserve requirement of approximately $19,179,000 as a result of the PAIB calculation. At December 31, 2002, the Company had a reserve deposit of $6,556,605 in cash and securities purchased under agreements to resell included in cash and securities segregated under federal and other regulations and securities purchased under agreements to resell segregated under federal and other regulations on the statement of financial condition and added $18,000,000 in cash and securities purchased under agreements to resell on January 2, 2003.

14. Subsequent Events

On January 31, 2003, PWW acquired all of the outstanding common stock of SAMCO Holdings, Inc. On February 3, 2003, all of the common stock of SAMCO, an introducing broker-dealer wholly owned by SAMCO Holdings, Inc., was distributed to the Company and subsequently merged into a single member limited liability company owned by the Company. The operations, assets and certain liabilities of SAMCO were transferred to the Company and the limited liability company was distributed to PWW. Book value of SAMCO was approximately $4,125,000 at that date.

For the year ended December 31, 2002, one correspondent accounted for approximately 10% of the Company's total revenues.

In January 2003, a correspondent that accounted for approximately 10% of the Company's revenues for the year ended December 31, 2002 terminated its relationship with the Company.

Supplemental Information

Penson Financial Services, Inc.

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net Capital

Stockholder's equity before due from affiliate	$ 53,732,748
Due from affiliate included in stockholder's equity	21,920,538
Stockholder's equity	31,812,210
Deductions and/or charges:	
Nonallowable assets:	
Loans receivable from correspondents	1,326,968
Unsecured customer accounts	2,238,374
Furniture and equipment, net	5,327,745
Other assets	1,045,755
Other deductions and charges:	
Aged fails to deliver	315,149
Aged fails to receive	16,933
Net capital before haircuts on securities positions	21,541,286
Haircuts on securities	450,000
Net capital	$ 21,091,286
Net capital requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	6,371,755
Net capital requirement (greater of above two minimum requirement amounts)	6,371,755
Excess net capital	$ 14,719,531
Net capital in excess of 5% of combined aggregate debit items	$ 5,161,897

Note to Schedule

There is no material difference between the above computation of net capital and the corresponding computation submitted by the Company in Part II of the unaudited form X-17A-5 as of December 31, 2002, as amended on March 24, 2003.

Penson Financial Services, Inc.

Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$489,430,054
Monies borrowed collateralized by securities carried for the accounts of customers	50,382,000
Monies payable against customers' securities loaned	118,060,311
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	5,979,690
Credit balances in firm accounts that are attributable to principal sales to customers	454,390
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 7 calendar days	–
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	65,699
Total credit items	$664,372,144

Penson Financial Services, Inc.

Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

December 31, 2002

Debit Balances

Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	214,038,815
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		69,369,011
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		13,311,647
Margin required and on deposit with ABN AMRO Chicago Corporation for all option contracts written or purchased in customer accounts		21,868,294
Aggregate debit items		318,587,767
Less 3% for alternative method		9,557,633
Total debit items	$	309,030,134
Total credit items in excess of total debit items	$	355,342,010

Reserve Requirement

Amount held in special reserve account at December 31, 2002	$	340,536,702
Amount deposited in special reserve account at January 2, 2003		25,000,000
Total amount held in special reserve account	$	365,536,702

Note to Schedule

There is no material difference between the above computation of reserve requirements and the corresponding computation submitted by the Company in Part II of the unaudited form X-17A-5 as of December 31, 2002 as amended on March 24, 2003.

0211-0366652

Penson Financial Services, Inc.

Schedule 3 – Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2002

1) Customers' fully paid and excess margin securities not in the
    respondent's possession or control as of the report date (for
    which instructions to reduce possession or control had been
    issued as of the report date but for which the required action was
    not taken by respondent within the time frame specified under
    Rule 15c3-3): $ N/A
    A) Number of items

2) Customers' fully paid securities and excess margin securities for
    which instructions to reduce to possession or control had not
    been issued as of the report date, excluding items arising from
    "temporary lags which result from normal business operations"
    as permitted under Rule 15c3-3: $ N/A
    A) Number of items

16